[NiMin Energy Letterhead]
December 1, 2010
Mr. H. Roger Schwall
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-3561

Re:	Letter of Comment dated November 18, 2010 NiMin Energy Corp. (the “Company”) Registration Statement on Form 20-F File No.: 0-54162
Dear Mr. Schwall:
We have received your letters dated November 16, 2010 and November 18, 2010 regarding the Company’s Form 20-F registration statement (File No. 0-54162). Enclosed for electronic filing via EDGAR pursuant to the Securities Exchange Act of 1934, as amended, on behalf of the Company, is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. The copy of Amendment No. 1 that is enclosed with the paper copy of this letter is marked to show changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”). Our response contained in this letter is filed via EDGAR under the form type label CORRESP. For ease of reference, we have set forth each of the comments from your letters, followed by our response to such comment.
November 16, 2010 Letter
The Company is required to furnish the supplementary disclosures described in ASC 932-235-50-3 through 50-11 and ASC 932-235-50-29 through 50-36 (paragraphs 10 through 17 and 30 through 34 of SAS69) with respect to the acquired properties for the years ended December 31, 2007 and 2008 presented. If prior year reserve studies were not made, we will not object to computing the reserves for prior years using only production and new discovery quantities and valuation, in which case there will be no “revision of prior estimates” amounts. You may develop these disclosures based on a reserve study for the most recent year, computing the changes backward. Disclose the method of computation in a footnote.
The Company has prepared the required disclosures as described in ASC 932-235-50-3 through 50-11 and ASC 932-235-50-29 through 50-36 (paragraphs 10 through 17 and 30 through 34 of SAS69) with respect to the acquired properties for the years ended December 31, 2007 and 2008 presented. The method used to develop these disclosures is documented in a footnote entitled “Supplemental Oil and Gas Disclosures for the Wyoming Assets for the years ending December 31, 2008 and 2007.” This disclosure has been added to the end of the BDO Statements of Revenues and Direct Operating Expenses. Please also see our response to comment number 16, below, for additional information.

Mr. H. Roger Schwall
December 1, 2010

November 18, 2010 Letter
General
1. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.
In this response letter, we have indicated precisely where in the marked version of the amendment that you will find our responsive changes. To the extent comments on one section apply to similar disclosure elsewhere, we have made corresponding revisions.
2. The Form 20-F registration statement will become automatically effective 60 days from the date you filed it with the Commission. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. As a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.
We understand that the Form 20-F registration statement will become automatically effective 60 days from the date we filed. We understand that we may withdraw the filing if we are not able to satisfactorily respond to your comments within such period, and will do so in such event so that the registration statement does not become effective in a deficient form.
Note Regarding Forward-Looking Statements, page 3
3. We note your reference at page 3 to “forward-looking statements and forward-looking information” within the meaning of Section 21E of the Securities Exchange Act of 1934. However, you are not currently subject to the reporting requirements of Exchange Act Sections 13(a) or 15(d). Therefore, the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply. If you retain this section, please revise it to eliminate any suggestion that the statements to which you refer are “forward looking statements” within the meaning of federal securities laws. We refer you to Exchange Act Section 21E in general and Section 21E(a)(1) in particular.
We have revised the disclosure at pages 3 and 4 to eliminate any suggestion that the referenced statements are “forward looking statements” within the meaning of the federal securities laws.
Glossary of Terms, page 5
4. Please disclose the name of the U.S. based institutional private lender that you refer to throughout your filing as “Lender.”
We have revised the disclosure at page 6 to disclose the name of the private lender, Beal Bank Nevada, who we refer to throughout the filing as “Lender.”

Mr. H. Roger Schwall
December 1, 2010

5. Under “Short Form Prospectus Offering” you state that the related public offering was completed on May 6, 2010. In the penultimate paragraph on page 21, you state that the offering was completed on May 16, 2010. Please revise to clarify.
We have revised the disclosure on page 21 to correct the date, stating that the offering was completed on May 6, 2010.
Selected Financial Data, page 12
6. Please provide selected financial data for the year ended December 31, 2005 to comply with Item 3.A. of Form 20-F.
We have revised the Selected Financial Data at page 12 to include financial data for the year ended December 31, 2005, in accordance with your comment.
Capitalization and Indebtedness, page 13
7. Please provide this disclosure as of a date no earlier than 60 days prior to the date of the registration statement. See Item 3.B. of Form 20-F.
As a foreign private issuer, we have prepared the Capitalization and Indebtedness table as of the same date as the most recent balance sheet required in the registration statement per our understanding of the SEC Financial Reporting Manual (July 7, 2010) section 6270 which provides that although Item 3.B of Form 20-F literally requires a capitalization table prepared as of a date within 60 days of the effectiveness of a registration statement, Item 8 permits the most recent balance sheet (from which a capitalization table is ordinarily derived) to be as much as 9 months old. Section 6270 indicates that a foreign private issuer may presents its capitalization table as of the same date as the most recent balance sheet required in its registration statement. Based on this information, and the inclusion of the unaudited interim financial statements as at September 30, 2010, the Capitalization and Indebtedness table on page 13 has been updated to reflect the information derived from our September 30, 2010 balance sheet.
Directors and Senior Management, page 46
8. In your sketch for Mr. Cottman, please clarify the meaning of the acronym “CPL.”
We have revised Mr. Cottman’s biographical information on page 46 to clarify the acronym “CPL.”
Related Party Transactions, page 58
9. Please disclose the name of the director who is also the President of the PLC.
We have disclosed the name of the director who is also the President of the PLC on page 58, in accordance with your comment.

Mr. H. Roger Schwall
December 1, 2010

Material Contracts, page 66
10. We note your disclosure at page 66 that your material contracts include the Agency Agreement with Thomas Weisel Partners Canada, Inc., the ISDA Master Agreement between Legacy and BP Corporation North America, Inc. dated April 1, 2009, and the Amended and Restated Schedule to such agreement, dated January 4, 2010. Please file such agreements as exhibits to your filing.
We have filed, as exhibits to this registration statement, the Agency Agreement with Thomas Weisel Partners Canada, Inc. as exhibit 4.21, the ISDA Master Agreement between Legacy and BP Corporation North America, Inc. as exhibit 4.23, and the Amended and Restated Schedule to such agreement as exhibit 4.24.
11. Please update your disclosure at page 67 regarding your ISDA Master Agreement with BP Corporation North America to reflect the June 30, 2010 amended schedule and the related agreements you filed as exhibits 4.15, 4.17 and 4.18.
We have revised the disclosure at page 67 regarding our ISDA Master Agreement with BP Corporation, in accordance with your comment.
Taxation, page 68
12. It appears that you have attributed certain disclosures regarding taxation to your legal advisors as experts. To the extent that you retain references in this section to legal counsel, identify by name the legal counsel in this section and provide the information required by Item 10.G of Form 20-F.
We have revised the disclosure regarding taxation at pages 68 and 70 to remove attribution to our legal advisors.
Financial Statements
General
13. We note that you have provided audited financial statements as of and for the years ended December 31, 2009 and 2009. Please provide audited financial statements of operations, cash flows and equity for your three most recent financial years to comply with Item 17(a) of
Form 20-F.
Per instructions to Item 8.A.2 paragraph 3 to the Form 20-F, we have omitted the earliest of the three years of information as it has been presented in accordance with U.S. GAAP and has not previously been included in a filing made under the Securities Act of 1933 or the Securities Exchange Act of 1934.
Note 9(d) – Warrants, page F-22
14. We note your disclosures indicating that certain warrants issued prior to September 4, 2009 are not classified as liabilities and recorded at fair value “where the issue date fair value of

Mr. H. Roger Schwall
December 1, 2010

the original equity classified award is greater than the fair value of the liability of the underlying warrant.” Please address the following points:
•	Clarify whether these warrants carry exercise prices that are denominated in currency other than U.S. dollars, your functional currency.

•	Explain how you have complied with FASB ASC subparagraph 815-10-15-75(b) in continuing to classify the warrants as equity versus liability.
The disclosure in Note 9(d) – Warrants, at page F-23 has been updated to state that the warrants issued prior to September 4, 2009, were denominated in US dollars.
The remaining balance of warrants classified as equity relate to warrants issued prior to September 4, 2009. These warrants were denominated in US dollars. It is our understanding that the criteria listed in FASB ASC subparagraph 815-10-15-75(b) does not apply to warrants denominated in US dollars which is also the Company’s functional currency.
Note 16 – Supplemental oil and natural gas reserves and standard measure information (unaudited), page F-30
15. We note you indicate that the standardized measure of discounted future net cash flows related to your proved oil and gas reserves was determined using “year-end prices, costs and economic conditions and a 10% discount rate.” However, on page F-29 you indicate that you adopted and follow the new disclosure rules related to the “Modernization of Oil and Gas Reporting” which requires the use of a 12 month average of the first-day-of-the-month price in determining discounted future cash flows. Please resolve these inconsistencies in your disclosures.
We determined the standardized measure of discounted future net cash flows related to our proved oil and gas reserves using a 12 month average of the first-day-of-the-month price, in accordance with the “Modernization of Oil and Gas Reporting.” We have revised the disclosure on page F-30 to resolve the inconsistency in the disclosure.
16. We note your tabular disclosures of the changes in the standardized measure indicate that you attribute a $131.0 million increase in future net cash flows related to the purchase of minerals in place. Although we acknowledge that the standardized measure may not represent the fair value of your proved reserves, there is a significant margin between the increase in your standardized measure attributable to the acquired Wyoming Assets and the purchase price of $27.2 million which we would like to understand. Please explain the reasons for this change with details about any circumstances that attributed to the change subsequent to your purchase of these assets on December 17, 2009.
The acquisition of the Wyoming Assets was an arm’s length transaction the process of which took the Company over a year to conclude.

Mr. H. Roger Schwall
December 1, 2010

The purchase price offered and accepted by the buyer of approximately $27 million was completely dictated upon the quality and risk profile of the assets being acquired. Specifically, the percentage of proven reserves which were proved undeveloped reserves exceeded 80% and the estimated future capital costs to be incurred relating to these proved undeveloped reserves was approximately $37 million. From the Company’s perspective (and we can only surmise the seller’s perspective as well), these ratios caused us to view the risk profile of the Wyoming Assets to be much higher than oil and gas assets for which most of the proved reserves are producing. Further, the Wyoming Assets had not experienced any drilling activity since 1995 (only one well was attempted in 1995, and prior to this drilling the last development was in 1985) and were only producing approximately 370 barrels of oil equivalent (“BOE”) per day at the time of the acquisition. The Company had compared deals during the latter half of 2009 on a per producing BOE basis which depending upon the asset mix (i.e. gas versus oil, heavy oil, location, infrastructure, undeveloped land, etc.) ranged from $85,000 to $110,000 per producing BOE. The Wyoming Assets were acquired at a per producing BOE rate of approximately $92,000 which is consistent with acquisitions at the time and the fact that oil prices during the latter part of 2009 were at a low end of the cycle. This combined with the fact that a disproportionate percentage of the reserves were proved undeveloped, a significant amount of risked capital was/is going to need to be spent to bring the proved reserves to production, no undeveloped land was acquired as part of the transaction and the properties had seen limited capital activity since the early 1990’s meant that the Company applied a high discount/risk factor to properties in both negotiating the purchase price and recording the fair value of the assets acquired.
As indicated above, under then current conditions, oil and gas properties were valued based on proved producing reserves. However, Item 1203 of Regulation S-X requires disclosure of proved undeveloped reserves (PUD’s). Using the guidance under Rule 4-10 of Regulation S-X, our engineering staff analyzed the PUD’s associated with the Wyoming properties and valued those reserves under the SEC’s guidelines. As you noted, the value of these and other PUD’s do not represent the fair market value of such reserves, and, although the estimated cost of development is included in the calculations, there is no adjustment for the risks of non-economic or non-producing wells that may be drilled in the future.
Pro Forma Financial Statements
General
17. Please address the following points regarding the pro forma periods you present to comply with Rule 11-02(c)(2)(i) of Regulation S-X:
•	Please provide a pro forma statement of operations for the period of the most recent fiscal year end to the most recent interim date for which a balance sheet is required or disclosure the reasons this is not meaningful.

•	Please limit your pro forma information to the most recently completed fiscal year and subsequent interim period and eliminate your pro forma information for the year ended December 31, 2008.

Mr. H. Roger Schwall
December 1, 2010

We have updated our disclosure on the pro forma statements at page F-50 to state that a pro forma statement of operations for the most recent interim period is not included due to the inclusion of all related revenues and expenses for the acquired properties being reflected in the Company’s interim statement of operations; therefore, a pro forma statement of operations would not provide any additional information and is not considered meaningful.
We have removed the pro forma information for the year ended December 31, 2008 from the disclosure and updated the December 31, 2009 pro forma statement accordingly at page F-49.
Note 3 – Pro Forma Adjustments, page F-54
18. At footnote 3(a) you state that your pro forma adjustments to increase revenues and expenses have been recorded “to reflect the acquisition of the Wyoming Assets on December 17, 2010.” Please expand your disclosure to explain why the adjustment is necessary and identify the specific periods to which these relate.
We have expanded the disclosure at footnote 3(a) on page F-51 to include the following language: “Revenue and operating costs of the Wyoming Assets have been adjusted for the period of October 1, 2009 to December 31, 2009, based on the unaudited accounting records, to reflect the acquisition of the Wyoming Assets on December 17, 2009.”
19. We note your pro forma adjustment (c) reverses impairment charges that were recorded in your historical financial statements for the years ended December 31, 2009 and 2008. We do not see how you have complied with Rule 11-02(b)(6) of Regulation S-X, which limits adjustments to those which are directly attributable to the acquisition and expected to have a continuing impact on your results.
In response to your comment above, the impairment charges were added back to the December 31, 2009 pro forma financial statement, and the December 31, 2008 statement has been removed.
Statements of Revenues and Direct Operating Expenses
Independent Auditor’s Report, page 3
20. Tell us why the audit report attached to the Statements of Revenues and Direct Operating Expenses of the acquired properties does not make reference to PCAOB standards and describe your efforts to obtain an audit that was conducted in accordance with these standards.
SEC Reporting Manual section 4110.5 states that for a seller who is a non-issuer entity whose financials are filed to satisfy S-X 3-05, the auditor’s report should not

Mr. H. Roger Schwall
December 1, 2010

reference the PCAOB standards, and therefore the audit report makes no reference to the PCAOB standards.
Exhibits
21. With a view toward disclosure, please tell us the practical effect of the restrictions on share transfers that are set forth in your articles of incorporation. In that regard, we note that your articles of incorporation provide that no securities (other than non-convertible debt) shall be transferred without the approval of the board of directors.
Our articles of incorporation were amended on August 8, 2009 to eliminate all restrictions on share transfers (see exhibit 1.1 to the registration statement for our articles and the amendment to our articles).
Engineering Comments
Information on the Company, page 19
Louisiana, page 27
22. We note your statement, “NiMin has a 48.25% working interest in the northwest flank of the Krotz Springs Field in southeastern St. Landry Parish, Louisiana.” Please expand this to disclose your gross and net acres here.
We have provided additional disclosure on page 27 to disclose our gross and net acres in accordance with your comment.
Oil and Gas Reserves, page 30
23. We note your proved reserve table. As the operating conditions are significantly different for each of the three areas in which you operate, please expand this to apportion your proved reserves by state or area. Disclose those reserves attributable to secondary/tertiary recovery if appropriate.
We have revised the proved reserve table at page 30 to apportion our proved reserves by state. We do not have proved reserves attributable to secondary/tertiary recovery and therefore no additional information is appropriate to be disclosed in accordance with your comment.
24. Please amend your document to disclose the bench mark oil and gas prices to which differentials were applied to arrive at the disclosed average adjusted prices used to estimate your proved reserves. This comment applies to the price disclosure on page F-30 as well.
We have revised the disclosure on pages 30 and F-30-31 to disclose the bench mark oil and gas prices to which differentials were applied to arrive at the disclosed average adjusted prices in estimating our proved reserves, in accordance with your comment.

Mr. H. Roger Schwall
December 1, 2010

25. Please submit to us the petroleum engineering reports – in hard copy and electronic digital format – you used as the basis for your year-end 2009 proved reserve disclosures. The report should include:
•	One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

•	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

•	Income forecasts for each of the wells and locations attributed with proved developed and proved undeveloped reserves, respectively;

•	Individual engineering exhibits as is appropriate for performance decline or volumetric/analogy methods for each well and location – per the third bullet point in this list – with narrative for any secondary/tertiary recovery;

•	Base maps for each significant field that identify existing well and PUD locations as well as producing status.
You may contact us for assistance in this or any other matter.
The hard copy and electronic digital format of the petroleum engineering reports will be provided supplementally, in accordance with your comment.
26. Please describe to us the details of your CMD secondary recovery operation. Discuss the issues of economic oxygen procurement and use, preferential (over light ends) in-situ coke combustion, insitu and external flow inhibition due to asphaltene precipitation, carbonic acid formation, crude upgrading and any other aspect that you consider important. Please affirm to us, if true, that you have not attributed proved reserves to CMD operations.
The ‘Combined Miscible Drive’ (CMD) process uses horizontal and vertical wells to capture gravity-draining residuum from the steam chest and upgraded oil from a near-miscible, carbon dioxide displacement front. This procedure is expected to substantially increase recovery of in-place oil reserves.
The near-miscible carbon dioxide gas and steam will be created with in-situ, super-wet oxygen combustion. Oil swelling tests conducted at reservoir temperature show that carbon dioxide in the supercritical phase will swell heavy oil by 32-39% with only a small amount of asphaltene deposition. The precipitated asphaltene will be hydro-cracked by hot steam and potassium carbonate catalyst into light ends and coke. The coke will be burned as fuel by the oxygen gas and the light ends will be produced by production wells, thus upgrading the produced oil by approximately 2-3 API units.
The conversion of co-injected water to steam will scavenge the heat behind the burn front and increase the burn front velocity across the top of the reservoir. Carbon dioxide and steam displacement of the oil above the production wells is expected to result in increased oil production and overall recovery efficiency.
Currently, liquid oxygen is trucked to the Pleito lease at a cost of approximately $8/mscf. The next phase of project development includes the installation of a vacuum swing oxygen plant which will decrease the cost of oxygen to approximately $3/mscf.
Operationally, wellbore and surface facilities were designed for carbon dioxide service. Surface facilities use the same corrosion inhibitor program as for a carbon dioxide flood with the added feature of trace oxygen monitoring and oxygen scavenging. Production casing and cement near the producing interval have also been designed for 400 °F operational temperature.
During 2009 NiMin initiated injection operations and achieved combustion in the reservoir. Pressure, temperature, produced gas composition, oil production rates and oil quality have all been closely monitored. As expected, field measurements in horizontal wells responding to the CMD process show an oil upgrade of 2-3 API units. All indications to date are consistent with those expected of the CMD project and are viewed to be positive results, however, no proved reserves have been attributed to the CMD process pending further confirmation through production performance.
Proved Undeveloped Reserves, page 30
27. We note your statement that larger programs may require more than two years for development. Please affirm to us, if true, that you have not claimed proved undeveloped reserves scheduled for initial development beyond five years from the booking.
We affirm that we have not claimed proved undeveloped reserves scheduled for initial development beyond five years from the booking.
Present Activities and Productive Wells, page 33
28. We note the “Wells Drilled” table for 2008 and 2009. Item 1205 of Regulation S-K required the disclosure of your drilling activity for each of the last three years. Please amend your document to comply with Item 1205.

Mr. H. Roger Schwall
December 1, 2010

We have revised the referenced table at page 33 to disclose our drilling activity for 2007, in accordance with your comment.
29. Item 1207 of Regulation S-K required the disclosure of commitments to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements. Please amend your document to comply with Item 1207. If you have no such commitments, please so state.
We have amended the disclosure at page 34 in accordance with your comment, to state we have no such commitments.
Net Acres of Unproved Properties, page 34
30. We note your disclosure of the acreage for “Unproved Properties.” Item 1208 of Regulation S-K, in part, required the disclosure of gross and net developed acreage and gross and net undeveloped acreage. Please amend your document to comply with Item 1208.
We have amended the registration statement at page 34 to disclose our gross and net developed and undeveloped acreage, in accordance with your comment.
Item 6. Directors, Senior Management and Employees, Page 46
President & Director, page 46
31. We note that Dr. Sven Hagen “...presided over an international team that developed over 200 million barrels of oil in Venezuela and a 6 trillion cubic feet of gas field in Russia.” Please clarify this to disclose the nature of the oil and gas figures, e.g. in place volumes, cumulative production, EUR.
We have revised the disclosure at page 46 to delete the referenced oil and gas figures.
Position Descriptions and Committees, page 53
32. Please amend your document to disclose, if true, that “The Reserves Committee” is responsible for assisting the Board in complying with the requirements SEC Regulation S-K, Item 1200 instead of Item 102.
We have revised the disclosure at page 53 to eliminate references to SEC regulations. The Reserve Committee charter references National Instrument 51-101, and has not been amended to delegate responsibility to the Reserve Committee with respect to compliance with U.S. requirements with respect to reserve information and disclosure.
Notes to Consolidated Financial Statements, page F-6
Proved Oil and Gas Reserves, page F-30

Mr. H. Roger Schwall
December 1, 2010

33. FASB ASC Paragraph 932-235-50-5, in part, requires the explanation of significant changes to proved reserves during the year(s). Please amend your document to explain the 2008 and 2009 revisions and the 2009 acquisition.
We have revised the disclosure at page F-30 to explain the 2008 and 2009 revisions to our proved reserves and the 2009 acquisition, in accordance with your comment.
34. Please explain to us the circumstances that allowed your purchase about 7 million barrels of proved oil reserves for about $27 million or less than $4/Barrel.
Please refer to our response to Comment #16 , above.
Exhibit 99.1
35. Item 1202(a)(8) of Regulation S-K prescribes the minimum requirements for third party report. Please furnish to us an amended third party reserve report that discloses:
•	The purpose for which the report was prepared and for whom it was prepared;

•	The date on which the report was completed;

•	The proportion of the registrant’s total reserves covered by the report;

•	The assumptions, data, methods, and procedures used in connection with the preparation of the report, and a statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report;

•	Bench mark oil and gas prices to which differentials were applied to arrive at the disclosed average adjusted prices used to estimate your proved reserves;

•	A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves;

•	A discussion regarding the inherent uncertainties of reserves estimates; and

•	A brief summary of the third party’s conclusions with respect to the reserves estimates.
An amended third party reserve report, disclosing the information requested in your comment, has been filed as exhibit 99.1 to the Form 20-F/A.
The Company acknowledges that:
• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. H. Roger Schwall
December 1, 2010

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me with any questions you may have upon review of this response.
Sincerely,
/s/ Clarence Cottman, III
Clarence Cottman, III
Chief Executive Officer